SEC FILE NUMBER
001-36284
CUSIP NUMBER
09072V501

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Biocept, Inc.

Full Name of Registrant

Former Name if Applicable

9955 Mesa Rim Road

Address of Principal Executive Office (Street and Number)

San Diego, California 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the ongoing accounting review of the financial statements of Biocept, Inc. (the “Registrant”) as of and for the year ended December 31, 2022, which ongoing internal accounting review includes the Registrant’s analysis of previously reported material weaknesses related to the accuracy and completeness of data used in estimating net revenues and accounts receivable, evaluation of the Registrant’s account reconciliation processes, and the testing of both changes in payer class and implicit price concessions related to COVID-19 billings, the Registrant is unable to file its annual report on Form 10-K for the year ended December 31, 2022 within the prescribed time period without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Antonino Morales	(858)	320-8200
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nearly all of the Registrant’s revenues for the year ended December 31, 2021 were generated from COVID-19 testing services offered by the Registrant. As previously reported by the Registrant, as a result of increased vaccination and immunization levels, as well as decreased COVID-19 hospitalizations, reported cases and mandatory COVID-19 testing, there was reduced demand for the Registrant’s COVID-19 testing services in 2022. Accordingly, the Registrant expects its revenues for the year ended December 31, 2022 to be significantly less than its revenues for the year ended December 31, 2021. However, as a result of the ongoing accounting review of the financial statements of the Registrant as of and for the year ended December 31, 2022, which ongoing internal accounting review includes the Registrant’s analysis of previously reported material weaknesses related to the accuracy and completeness of data used in estimating net revenues and accounts receivable, evaluation of the Registrant’s account reconciliation processes, and the testing of both changes in payer class and implicit price concessions related to COVID-19 billings, a reasonable estimate of results for the year ended December 31, 2022 cannot be made at the time of this filing.

Biocept, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2023	By	/s/ Antonino Morales
Antonino Morales
Interim Chief Financial Officer